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                                                                    Exhibit 16.1

June 28, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner and manager on the audits of the financial statements of this registrant. Those individuals are no longer with Arthur Andersen LLP. We have read the first four paragraphs of Item 4 included in the Form 8-K dated June 28, 2002 of Interleukin Genetics, Inc. to be filed with the Securities and Exchange Commission and are in agreement with the statements therein.

Very truly yours,


/s/ Arthur Andersen LLP

Arthur Andersen LLP

cc: Mr. Fenel Eloi, Chief Financial Officer and Chief Operating Officer, Interleukin Genetics, Inc.